October 21, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549
Attn:  Mr. Christopher Owings

Re:	USA Synthetic Fuel Corporation
Form 10-12G
Filed July 29, 2010
File No. 000-54044

Dear Mr. Owings:

We are in   receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 25, 2010 (the “SEC Comment Letter”) regarding the General Form for Registration of Securities on Form 10 (File No. 000-54044) (the Registration Statement”) filed by USA Synthetic Fuel Corporation (the “Company”).   Concurrently herewith, the Company is filing with the Commission Amendment Number 1 (“Amendment No. 1”) to the Registration Statement.  The changes made in Amendment No. 1 are principally in response to the Staff’s comments as set forth in the SEC Comment Letter, to update information since the Company’s initial filing and to make certain editorial and conforming changes since the Company’s initial filing.  To facilitate the Staff’s review, the Company is also transmitting to the Commission a hard copy of Amendment No. 1, both a clean copy and a copy of which has been marked to show all changes made including those in response to the Staff’s comments.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and corresponding to the numbered comments contained in the SEC Comment Letter.  Page references in the text of the response correspond to the pages of Amendment No. 1.  All factual representations in this letter are based upon information provided to us.  Capitalized terms not otherwise defined herein have the meanings given to them in Amendment No. 1.

******

General

1.
Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934.  We also may continue to comment on your registrations statement after the effective date.  If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response:  We note the Staff’s comment.  We understand that the registration statement will become effective by operation of law 60 days from the date (July 29, 2010) we filed it, and that we will be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934.

Registration Statement Cover Page

2.
We note that you refer to the number of shares of common stock you plan to register.  Considering you are registering the entire class of common stock, you need not indicate the number currently outstanding.  Please revise to remove this reference.

Response:  We note the Staff’s comment.  We have deleted the reference to the number of shares currently outstanding, making that entry read only “Common Stock.”

Our Company, page 3

3.
Please revise your registration statement to clarify certain of the references you make in the context of describing your business.  For example, your references on pages 3 and 9 to “low-value, solid hydrocarbon feed sources” and “higher value, environmentally cleaner energy sources” are unclear because you do not explain the manner in which you are ascribing value to these sources.  We note the following similar references:

•	pages 5 and 13, where you refer to environmentally superior fuels;”
•	pages 4 and 9 where you refer to “ulra-clean” Fisher Tropsch liquids and BTU conversion business; and
•	Page 3 and 11 where you refer to your “integrated” business strategy.

Response:  We note the Staff’s comment.  The terms “low-value” [which we have amended to read “lower value”] and “higher value” refer to the approximate cost of the sources on a barrel of oil equivalent basis, which equals an equivalent energy content basis of 5.8 million British thermal units.  The “lower value” solid hydrocarbon feed sources, which for the Company’s projects generally are either coal or petroleum coke, have a cost in the range of approximately $4.71 - $8.28 per barrel of oil equivalent.  In contrast, the “higher value” sources, which for the Company’s projects are generally either synthetic natural gas or liquid transportation fuels, have a current and projected cost in the range of approximately $29.00 - $40.60 per barrel of oil equivalent for the synthetic natural gas, and a current retail price in the range of $134.36 per barrel of oil equivalent for the liquid transportation fuels.  The produced energy sources such as synthetic natural gas and liquid transportation fuels are considered to be “environmentally cleaner” compared with the coal or petroleum coke feed sources because they produce significantly reduced emissions of materials of concern such as sulfur oxides, nitrogen oxides, and particulates when burned compared with coal or petroleum coke.  We have updated the disclosures on page 3 and 10 to be consistent with the preceding discussion.   Please see the following Back Up BOE Calculations.

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BACK UP BOE CALCULATIONS

SEC comment 3, referring to page 3 of registration statement, seeks clarification of our use of the terms “lower” and “higher” value energy materials.  Following are listed nominal values for use in the calculations and a table summarizing the information.

Coal and Petroleum Coke (Petcoke):
•	Assume two representative cases $12 per ton for coal and $40 per ton for Petcoke
•	Coal has an energy content of approximately 7,400 Btu per pound or 14.8 million Btu per ton
•	Petcoke has an energy content of approximately 14,000 Btu per pound or 28 million Btu per ton

One Barrel of Oil Equivalent (BOE) has an energy content of 5.8 million Btu per BOE

Natural Gas – Assume two cases:
•	Market price of $5 per million Btu today and $7 per million projected in 2014

Transportation Liquids –
•	Assume Diesel at a market price today of $3 per gallon
•	Diesel (#2) has an energy content of 129,500 Btu per gallon.

Lower Value Coal and Petcoke

Coal:                      (14.8 million Btu/Ton) / (5.8 million Btu / BOE) = 2.55 BOE / Ton
Petcoke: (28 million Btu/Ton) / (5.8 million Btu / BOE) = 4.83 BOE / Ton

Coal:                      ($12 / Ton) / (2.55 BOE/Ton) = $4.71 / BOE
Petcoke:  ($40 / Ton) / (4.83 BOE/Ton) = $8.28 / BOE

Higher Value Natural Gas

($5 / mmBtu) * (5.8 mmBtu / BOE) = $29.00 per BOE
($7 / mmBtu) * (5.8 mmBtu / BOE) = $40.60 per BOE

Higher Value Transportation Liquids (Diesel)

(5.8 million Btu/BOE)/ (129,500 Btu/gallon) = 44.79 gallons/BOE
($3 / gallon) *(44.79 gallons/BOE)  = $134.36 / BOE

Conclusion

As can be seen, the nominal range of cost per BOE for feedstock (coal and petcoke) is significantly lower than the higher value market price of our products shown on a dollar per BOE basis.  We believe our cost of production of these products is materially below the current and forecast market prices.

*********************

•	Pages 5 and 13, where you refer to “environmentally superior fuels;”

Regarding the wording “environmentally superior fuels”, we have modified the discussion at pages 6 and 14 to indicated that the produced energy sources (i.e., fuels) such as synthetic natural gas and liquid transportation fuels are considered to be “environmentally superior” compared with the coal or petroleum coke feed sources because they produce significantly reduced emissions of materials of concern such as sulfur oxides, nitrogen oxides, and particulates when burned compared with coal or petroleum coke.  For example, the sulfur level of these produced energy sources such as SNG, or Fischer Tropsch liquids, are less than single digit parts per million versus the starting coal or petroleum coke which can be up to 5 percent by weight.

•	Pages 4 and 9 where you refer to “ultra-clean” Fisher Tropsch liquids and Btu conversion business; and

Regarding the usage of the term “ultra-clean” for both Fisher Tropsch liquids and the Btu conversion business on pages 5 and 10 and elsewhere throughout the registration statement, we believe our usage conforms with the usage of this term within the industry and specifically with the usage of the term within the United States Department of Energy, particularly with their announcement of the “Ultra-Clean Transportation Fuels Initiative” and other documents.  We are attaching the following documents which support this view:
1.
“Clean Coal Today”, Office of Fossil Energy, U.S. Department of Energy, DOE/FE-0215P-39, Issue No. 39, Spring 2000,  see pages 4 – 5, see http://www.netl.doe.gov/technologies/coalpower/cctc/newsletter/documents/00_spr.pdf

2.	“Richardson Announces New Initiative for ‘Ultra Clean’ Fuels, Improved Tailpipe Emission Controls, News Release, see http://www.netl.doe.gov/publications/press/2000/tl_ultrafuel1.html
3.	NETL: Gasifipedia, About NETL Key Issues and Mandates Research, see pages 2 and 3, see http://www.netl.doe.gov/technologies/coalpower/gasification/gasifipedia/6-apps/6-1_markets.html
4.
“Fuels – Expanding Clean Fuel and Feedstock Resources,” Clean Fuels for the 21st Century, see pages throughout,  see http://www.fossil.energy.gov/programs/powersystems/publications/Strategic_Plans/2001/mypp_2001_fuels.pdf

5.
“Overview of Gas-to-Liquids Program”  Its Role in Ultra-Clean Transportation Fuels Initiative and Commercialization Strategy, Benkat K. Venkataraman, et al., National Energy Technology Laboratory, U.S. Department of Energy, Presented at the Workshop on Alternative Fuels for Ferries and Other Vessels, Alameda, CA, November 2, 2000, see http://www.marad.dot.gov/documents/NMREC_Workshop_on_Alt_Fuels_-_venkat.pdf

6.
“Clean Coal Today”, Office of Fossil Energy, U.S. Department of Energy, DOE/FE-0215P-44, Issue No. 44, Spring 2001, pages 3 – 4, see http://www.netl.doe.gov/technologies/coalpower/cctc/newsletter/documents/01_spr.pdf

7.
“DOE Projects Provide Stepping  Stone to  America’s Hydrogen Economy,”  Fossil Energy Techline, June 13, 2006, see pages throughout, see http://fossil.energy.gov/news/techlines/2006/06035-Syntroleum_Projects_Show_Progress.html

8.	“Petroleum Fuels,” DOE’s Petroleum Fuels R&D Program, June 13, 2007, see http://fossil.energy.gov/programs/fuels/hydrogen/hydrogen-from-gas.html
9.
“Advanced Research Sensors and Controls Awards Kick-off Meeting,” Robert Romanosky, National Energy Technology Laboratory, December 15 -16, 2009, see page 10, see http://www.netl.doe.gov/technologies/coalpower/advresearch/pubs/RRR_AR_Sensor_Kick-off_Meeting_12_15_09-2.pdf

10.
“Seven Projects Aimed at Advancing Coal Research Selected for DOE's University Coal Research Program,” National Energy Technology Laboratory, News Release, May 13, 2010, see http://www.netl.doe.gov/publications/press/2010/10014-DOE_Selects_University_Projects.html

We believe these selected documents, and others, show that our use of “ultra clean” is consistent with the term as commonly used in the industry and within the U.S. Department of Energy (DOE) or National Energy Technology Laboratory (NETL).  On that basis, we have not changed the references on pages 5, 10 and elsewhere.

•	Pages 3 and 11 where you refer to your “integrated” business strategy.

Regarding the term “integrated” business strategy, this term is used to describe the Company’s strategy to control its solid hydrocarbon feed supply and costs, with flexibility in sourcing, to ensure continued low-cost production to satisfy sales commitments and create acceptable margins from its operations.  This definition is indicated on page 12 of the registration statement.  We have updated the disclosure by including this description at other such references to our “integrated” strategy.  This is being instituted initially by our Cleantech Energy Project where we plan to use the energy asset of approximately 1.02 billion Barrels of Oil Equivalent of solid hydrocarbons which Cleantech Energy Company entered into an agreement to acquire in June 2010 from Interfuel E&P Ltd.

4.
You stated here and on page 9 that you believe you “are a leading gasification and alternative energy company in the United States.”  Considering you have conducted limited operations and have no prospect for revenues for at least 24-36 months, the basis for this belief is unclear.  Please revise this statement or tell us the basis for your belief.   We note the following similar statements that require substantiation:

Response:  We note the Staff’s comment.  We believe we are a leading gasification and alternative energy company in the United States.  We are focused exclusively on the Btu conversion space, with no other business activities to distract us from that goal, unlike other companies with interests outside of the gasification or Btu conversion areas.  Our management and technical people have had experience in multiple gasification technologies and have been working in that space for significant time.  Major, international investment bankers with whom we have had discussions on financing our projects have indicated that in their opinion, we are not only ‘a’ leading gasification and alternative energy company in the US, but most likely ‘the’ leading one.  We do, however, recognize some degree of subjectivity in the original statement in the Form 10 and have modified page 3 to read, “Based on the knowledge, expertise and experience of our staff and management leadership, as well as our focus on gasification technology as a business, we believe we are a leading gasification and alternative energy company.”  We hope this change is acceptable to the SEC in that regard.  We also have modified a similar entry on page 10 to be consistent with this modification.

•
“[You] were among the first in the gasification and energy industries to advocate for, commit to, and design for virtually 100 percent carbon capture and storage of carbon dioxide at [y]our facilities,” on pages 3 and 9 and yet you are still constructing your gasification facilities with no assurance that you will be able to capture and store such carbon dioxide, as you acknowledge on page 23;

Response:  We note the Staff’s comment.  We understand that the words “commit to, and design for” are very strong, particularly in light of the risk factor, now on page 40, which discusses CO2 capture and storage and the risk associated with that activity and which is reflected in the discussion the SEC Staff pointed out.  While preparing the registration statement, we elected to include risk factors with the strongest possible wording which would be applicable for a Form S-1 registration statement.  While we believe the caution in the risk factors is true and worded properly that we can give no assurances equivalent to a 100 percent guarantee that we will in fact be able to capture and store such carbon dioxide, we have committed publically to including carbon capture and storage in the design of our projects and have designed, and are continuing to design, our projects to accomplish this goal.  The process we plan to utilize at our projects to convert the synthetic gas to synthetic natural gas includes a required step to separate nearly 100 percent of the generated carbon dioxide from the product synthetic natural gas in order to meet required specifications for the synthetic natural gas.  With the assistance and input of Ohio Geologic Survey, we have identified and conducted preliminary modeling on a saline aquifer in the Lima, Ohio area which exhibits all the characteristics of a proper long-term geologic storage site.  This aquifer also is recognized by the U.S. Department of Energy as a carbon dioxide storage site.

“Final Environmental Assessment, Midwest Geological Sequestration Consortium (MGSC) Phase III Large-Scale Field Test, Decatur, Illinois,”  US Department of Energy and National Energy Technology Laboratory, DOE/EA-1626, October 2008,  See page 1ff., See http://nepa.energy.gov/documents/EA-1626.pdf

We have not yet begun the permitting required for the carbon dioxide storage, although we believe permitting will be successful.  Therefore, we have committed to, and designed for, virtually 100 percent carbon capture and storage of the CO2 generated during the manufacture of the SNG.  While we firmly believe we will be successful in this endeavor, we cannot give absolute assurance that we will be successful, and this is reflected in the risk factor associated with this issue.  We respectfully suggest that the wording here and in the risk factors is proper and have proposed no changes at this time.

•	“The Lima Energy Project represents one of the earliest projects to receive the permits necessary to begin construction work on a gasification facility.”

Response:  We note the Staff’s comment.  Lima Energy Company received the permits necessary to begin construction work on the gasification facility in March 2002.  At that time, the only other commercial project that had announced receipt of the necessary permits was the Kentucky Pioneer Energy Project which had received its permit in June 2001.  Excluding the U.S. Department of Energy gasification demonstration programs in existence in the mid-1990s, we are aware of no other commercial sized gasification projects that had announced receipt of the necessary permits at the time Lima Energy Company received its permits.  We base this upon monitoring the progress of proposed projects at that time in the literature, presentations at the Gasification Technologies Council Annual Meeting and board meetings, as well as at other industrial group meetings.  Therefore, in the absence of any evidence to the contrary either available or known to us at that time, we believe the Lima Energy Project was one of the earliest commercial projects to receive the necessary permits to begin construction work on a gasification facility.  To clarify the wording in the registration statement, we have modified the corresponding wording on pages 6 and 25 in our registration statement to insert the word “commercial” as follows:  “The Lima Energy Project represents one of the earliest commercial projects to receive the permits necessary to begin construction work on a gasification facility.”

•	“…the Wabash River facility which has been called the cleanest coal-based power plant in the world by the United States Department of Energy,” on page 9;

Response:  We note the Staff’s comment.  While we believe the statement that the Wabash River facility has been called the cleanest coal-based power plant in the world by the U.S. Department of Energy, specific, unambiguous documentation for that claim is difficult to locate and separate from the voluminous data included in any DOE reports.  With the passage of time, it would be more appropriate to indicate that the Wabash River facility has been called one of the cleanest coal-based power plants in the world by the United States Department of Energy.  We have modified the statement on page 10 accordingly, and submit as examples of DOE’s opinion of Wabash the following articles:

1.
“Clean Coal Technology:  The Wabash River Coal Gasification Repowering Project, An Update” by the U.S. Department of Energy, Topical Report Number 20, September 2000, page 1, 18, and especially 19, see  http://www.netl.doe.gov/technologies/coalpower/cctc/topicalreports/pdfs/topical20.pdf

2.
US Climate Change Technology Program, “Research and Current Activities:  Reducing Emissions from Energy Supply”, DOE\PI-0001, November 2003, see page 1, see http://www.climatetechnology.gov/library/2003/currentactivities/reduce-supply.htm

3.
“Clean Coal Today”, Office of Fossil Energy, U.S. Department of Energy, DOE/FE-0215P-39, Issue No. 39, Spring 2000,  see pages 4 – 5, see http://www.netl.doe.gov/technologies/coalpower/cctc/newsletter/documents/00_spr.pdf

•	“We believe we will lead the way toward energy independence for the United States…,” page 10;

Response:  We note the Staff’s comment.  We understand the SEC Staff’s concerns with this statement.  While we believe that Btu Conversion can be a part of a multi-pronged approach and solution for the issues surrounding energy independence for the United States, we recognize that it is neither the only possible approach nor necessarily the only leading approach.  Therefore, we have modified the disclosure on page 12 to read:   “We believe that the Btu Conversion of domestically available solid hydrocarbons such as coal, petroleum coke and other solid materials into SNG and ultra clean transportations fuels can be a part of a multi-pronged approach to solve the issues surrounding energy independence for the United States, while providing for the ethical stewardship of the earth and its resources and satisfying and balancing the Company’s stakeholder interests.

•	“…completion of these two projects as designed…would give us the largest gasification capacity in the United States…,” page 22; and

Response:  We note the Staff’s comment.  The largest and most complete compendium of announced gasification projects is maintained by the Gasification Technologies Council (“GTC”), a Washington, DC based industry advocacy group.  The GTC actively maintains this database, the World Gasification Database, which lists and tracks all gasification projects known to its members.  This database may be viewed at: http://gasification.org/database1/search.aspx.  The database may be searched by various parameters, including “Region”.  We have attached a spreadsheet listing all projects from the North American region cited in this database:

Gasification Technologies Council Database of Gasification Projects in the United States

The projects underdevelopment by USA Synthetic Fuel Corporation have total Synthetic Gas (SG) daily output of approximately 2,560 Megawatt thermal per day and 7,096 Megawatt thermal per day for the Lima Energy Project and the Cleantech Energy Project respectively.  This gives a total of approximately 9,656 Megawatt thermal of total Synthetic Gas daily output.  The next largest single project output is that of the Dakota Gasification facility with an output of approximately 1,900 Megawatt thermal.  Companies with multiple operating and proposed facilities include Rentech Development which is expected to have a total Synthetic Gas output of 1,775 Megawatt thermal (from its East Dubuque Fischer Tropsch facility and its Rentech Strategic Fuels and Chemicals Center) and Eastman Chemical which is expected to have a total Synthetic Gas output of 2,519 Megawatt thermal (from its Kingsport, Beaumont, and Faustina facilities).  All of these are expected to have significantly less than the total output of USA Synthetic Fuel projects.  We are unaware of any other companies having announced plans to produce larger gasification projects in the United States.  Therefore based on this evidence, we believe our statement currently on page 25 that “completion of these two projects as designed . . . would give us the largest gasification capacity in the United States. . .” is true as written based upon all available evidence.

•	“…we believe that our Cleantech Energy Project and …larger project in Lima, Ohio, will be two of the only projects in the United States to focus on large scale SG-derived products…,” page 22.

Please see the table presented for the above discussion as well.  Our Cleantech Energy Project, and the similarly sized second, larger project in Lima Ohio are planned to produce only SG derived products (SNG and transportation fuels, respectively).  As shown in the table, they are significantly larger than any other announced projects in the United States, which are generally less than one fifth the size of either of these two projects.  Therefore, we believe the statement on page 25 is true as written based upon all available evidence.

5.
We note several statements in your registration statement that appear to be inconsistent or premature given the stage of your operations.  For example, you state on pages 3 and 9 that “[t]he Company will leverage its existing intellectual property…,” and yet on page 32 you state that you are dependent upon third parties for certain intellectual property.  Please revise to remove the inconsistencies.  We note the following additional examples:

Response:  We note the Staff’s comments.

We believe the SEC Staff’s concern here revolves around a difference in the understanding of “licensing of intellectual property” versus “knowledge and experience”.  It is true that, save for a fixed-bed gasification technology which we are not planning to utilize at any of our current projects, we do not currently own the intellectual property for other gasification technologies, including the E-Gas™ gasification technology that we plan to utilize for the Lima Energy Project, nor do we own the intellectual property we are considering using at the Cleantech Energy Project.  We do not own the intellectual property for the various upstream and downstream units required for our Btu Conversion facilities such as the air separation unit, the sulfur removal system, the filtration system, zero liquid discharge system, elemental sulfur production unit, and the like.  As we do not own the intellectual property associated with these units, we will license them as well.  However, our management and technical team has significant knowledge and experience in operating these types of units.  Most gasification or Btu Conversion projects utilize technology licenses from others, which we will do as well.  However, our management and technical team’s knowledge and experience will be valuable in the construction, startup, and operation processes for these units, including the gasification technology units.  In view of this knowledge and experience base, and to promote clarity in our description, we have modified the discussion of intellectual property on pages 3, 5, 10, and 22.

•
“The Company expects to secure profitable off-take agreements and to operate projects such that its product sales will produce attractive returns and cash flows, thereby creating shareholder value.” on pages 3 and 9, yet you state on pages 24 and 47 that there is no assurance that you will be profitable or be able to enter into long-term off-take agreements on terms that will be satisfactory to you.

As noted earlier, while preparing the registration statement, we included risk factors with the strongest possible wording which would be applicable for a Form S-1 registration statement.  We believe the caution in the risk factors is true and worded properly that we can give no absolute assurances we will be profitable or be able to enter into longterm off-take agreements on acceptable terms.  With that in mind, the wording “The Company expects to secure. . .” is strongly worded.  We have revised the disclosure at pages 3 and 10 to read “The Company will seek to secure. . .”

•
“We expect to commence commercial operation of Gas 1 within the next four years…,” on pages 3, 10, and 19, yet on page 45 you state that you anticipate it will be a minimum of 24 to 37 months until the first phase is constructed and operational;

We have modified the disclosure on pages 4, 12, 19, 22 and 48 to read “We expect to commence commercial operation of Gas 1 within approximately 37 months from the date of Gas 1 project financing and of CCGT within approximately 24 months from date of CCGT project financing.”  We also have modified the disclosure on page 48 to state “. . . we anticipate it will be approximately twenty-four months and thirty-seven months from the date of the project’s financing until the CCGT phase or Gas 1 phase, respectively, are constructed and operational at our Lima Energy Project.

•	“We have an advanced portfolio of gasification and synthetic natural gas production projects” (emphasis added), on pages 5 and 22;

We have modified the disclosure on pages 6 and 25 to read “We have two gasification and synthetic natural gas production projects under development, the Lima Energy Project (in 3 phases) and the Cleantech Energy Project.”

•	“…our portfolio of active development projects,” on page 9, considering you have only one project actively under development at the moment; and

We have modified the disclosure on page 10 to read “. . . our active development projects,”   We wish to point out that we have two active projects under development at the moment -  the Lima Energy Project (being developed in 3 phases) and the Cleantech Energy Project.  While the Lima Energy Project is more advanced than the Cleantech Energy Project, the latter project is actively in development.  We believe the disclosure is consistent with two active development projects.

•	“The Lima Energy Project was fully permitted…” page 10 when you state elsewhere, such as on page 28, that you are awaiting permit modifications before you can proceed with construction.

Lima GAS 1 was fully permitted in 2002 and its engineering, procurement and construction (EPC) contractor constructed the foundation for the feedstock storage building and also began demolition and site preparation.  As time and the project scope have evolved, we will modify the permits to reflect current regulatory requirements.  However, there are activities that are not dependent upon permits, such as demolition and site preparation, which we intend to implement while the permit modifications are processed.  Based on our ongoing communications with Ohio EPA we are confident that these modifications will be timely and not delay continuation of construction.  Further, with only a modest amount of funding in the near term, we expect to be able to complete the acquisition of the real estate and initiate the permit modifications and demolition activities, which will facilitate timely release and mobilization of the EPC contractor.

6.
You state here that your two projects are being developed to provide up to 36.6 million BOE of synthetic natural gas annually, as well as up to 516 megawatts of “green electric” power.  And on page 10 you indicate that the two projects will produce a combined 229 BCF per year of synthetic natural gas.  On pages 22 and 29, however, you state that the synthetic gas output of our projects would equal approximately 72 million BOE per year, with the Lima Energy project providing 33 million BOE and the Cleantech Energy project providing 39 million BOE annually.  And on page 25, you present the production of synthetic natural gas at the Lima Energy Project Gas 1 gasifier on a per day per SCF, rather than annual BCF, basis.  Please revise your disclosure on pages 22, 25, and 29 to make your statements consistent with the statements you make elsewhere as to your expected portfolio output and utilize one conversion methodology with respect to measurements using BOE and BCF or tell us why you believe the multiple presentations are appropriate.

Response:  We note the Staff’s comments.  We apologize for the confusion the differing conversion units may have caused.  As requested, we will, to the extent possible, revise the disclosure to present the output of our projects in BOE per year, only.  For completeness, One Barrel of Oil Equivalent (BOE) equals an equivalent energy content basis of 5.8 million British thermal units.  By normal industry convention, electric power will be listed as megawatts, and the capability to manufacture hydrogen gas will be listed as SCF/D.

7.
We note that you entered into an agreement in June 2010 to acquire from Global Energy, Inc., a related party, all of the outstanding stock of Lima Energy Company (“Lima”).  Please address the following items:

•
Tell us if you intend to account for this acquisition as a reorganization of entities under common control.  In doing so, tell us if you recorded the acquisition at fair value, historical cost, the exchange price, or a combination of methods.  Cite the authoritative accounting guidance you used in determining your treatment.

Response:  We note the Staff’s comments.  The USA Synthetic Fuel Corporation entered into and agreement in June 2010 to acquire all the outstanding stock of Lima Energy Company from Global Energy, Inc. which is a related party.  As USA Synthetic Fuel Corporation and Global Energy, Inc fall under the definition of common control expressed in Financial Accounting Standards Board (FASB) Statement 141(R) issued in December 2007, now codified in FASB Accounting Standards Codification (ASC) 805, we intend to account for this acquisition as a reorganization of entities under common control.  As a result we recorded the acquisition at historical cost.  FASB ASC 805 governs the accounting and reporting of acquisitions occurring in 2009 and beyond and, therefore, represents the authoritative accounting guidance used in determining this treatment.  According to FASB ASC 805-50-30-5:

“When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, for example, because push-down accounting had not been applied, then the financial statements of the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.”

•
Tell us if you intend to file audited Lima financial statements under Rule 8-04 of Regulation S-X and related pro forma financial statements under Article 11 of Regulation S-X.  If so, please tell us when you intend to file these financial statements.

Response:  We note the Staff’s comments.  We do not believe Rule 8-04 requires the filing of the financial statements for Lima Energy and therefore, we do not intend to file audited financial statements for Lima Energy Company under Rule 8-04 and Article 11 of Regulation S-X.  Lima Energy Company was a project company, with its accrued expenses carried on Global Energy books and has never been treated as a going concern.  Once the project is financed and able to go forward, we intend to implement its organization as a going concern.  The project company has historical costs, which are its assets, and these were initially carried on Global Energy’s books.  The project company and its assets were transferred to USASF by the Stock Transfer Agreement for the cash consideration of the historical costs discussed elsewhere in this registration statement.  Lima Energy Company now is carried on our books as a project company and not a going concern.  By virtue of these circumstances, we also do not believe the criteria for filing a pro forma financial statement, found in Article 11 of Regulation S-X, are met.

•
We note that Global Energy will retain a 50% ownership interest in Gas 1, the first phase of the Lima Energy Project.  Please tell us and disclose what this ownership interest represents.  For example, please clarify if the ownership entails an equity interest or rights to certain future profits.

Response:  We note the Staff’s comments.  Global Energy, Inc. retained a 50% stake in Lima simply as an equity stake in the project.  We have modified the disclosure accordingly.

8.
We note that you entered into an agreement during June 2010 to issue preferred stock valued at $714 million to Interfuel E&P ltd. in exchange for the use of 1.02 billion Barrels of Oil Equivalent of solid hydrocarbons.  Please address the following items related to this transaction:

•
Considering your net book value as of March 31, 2010 was ($233,351), please tell us in sufficient detail how you determined the $714 million fair value of your preferred stock.  If this amount represents the estimated fair value of the hydrocarbon asset received, please tell us how you determined the $0.70 BOE unit fair value.

•

The $714 million fair market value of the Preferred Shares was derived for our 1.02 billion BOE energy asset of in place solid hydrocarbon on the following basis.  The energy content of the solid hydrocarbon is approximately 7,300 Btu per pound or 14.6 million Btu per ton.  This equates to 2.54 BOE per ton of solid hydrocarbon, at 5.8 million BOE per ton.  A recent market price for PRB coal by the U.S. Energy Information Agency of approximately $14.50 per ton and an estimated production cost of $11.00 per ton resulting in a net value of $3.50 per ton or $1.38 per BOE.  This was discounted by approximately 50% to reasonably account for other potential factors, resulting in the conservative valuation of $0.70 per BOE.  Applied to the 1.02 billion BOE in place, this yields $714 million for the mutually agreed fair market value for the Preferred Shares.  Supporting data for the market price of PRB coal at $14.50 per ton may be found at the following websites:

1)	http://quotes.ino.com/exchanges/contracts.html?r=CLRP_QP
2)	http://www.cmegroup.com/trading/energy/coal/western-rail-powder-river-basin-coal-swap-futures_quotes_settlements_futures.html#prodtype=undefined
3)	http://www.eia.doe.gov/coal/page/coalnews/coalmar.html

With the inclusion of second quarter financials, our net book value is $713,348,208, consistent with the above calculation.

•
We note your disclosures on page F-13 that Cleantech will redeem certain preferred shares provided there is net income in a given year.  Please clarify if this and/or other provisions require the preferred stock to be classified outside of permanent equity pursuant to Rule 5.02-27 of Regulation S-X.

Response:  We note the Staff’s comments.    We have reviewed the preferred stock redemption terms to determine if the preferred stock might be classified outside of permanent equity.  It is true that the preferred stock issued in exchange for the BOE energy asset has redemption rights tied to the production and use of the BOE energy asset.  We do not believe these cash payments require classification of the preferred stock outside of permanent equity.  Additional examination leads us to the conclusion that this preferred stock has the characteristics of equity and, therefore, is properly classified as permanent equity.  First, the preferred stock is subordinate to all other senior debt of Cleantech Energy, including all project financing debt for the Facility, feedstock Delivery Facilities, or Common Facilities.  This puts it roughly on the same level as equity.  Redemption of the Preferred Shares may occur only when the Cleantech Energy has positive net income in any given year, and as such do not have a fixed or determinable value at any fixed and determinable time.  Further, adding to this point, the Preferred Shares are redeemable in such amount not less than seven percent, nor more than ten percent of the net income of Cleantech Energy, at its option, in any given year.  Thus, this redemption is driven more by the bottom line, which is a characteristic of how equity is rewarded.  Also, after the term of the BOE Agreement, Cleantech Energy may, at its option, redeem the Preferred Shares or convert any remaining Preferred Shares to Common Shares under a formula whereby every 1% of the original face amount of Preferred Shares remaining at that time can be converted to one-half of one percent (0.5%) of the Common Shares then issued and outstanding.  This gives the Preferred Shares even more of the characteristics of equity as they may be converted directly to common stock at the Company’s option.  We, therefore, believe the Preferred Shares are properly classified as permanent equity in the Company Balance Sheet.

The Technologies, page 4

9.
We refer to the first sentence in this section, where you appear to be referring to types of technologies and processes, such as gasification and Integrated Gasification Combined cycle Production and the end-result of such technologies or processes, such as synthetic natural gas and Fisher Tropsch liquids.  Please revise your first sentence here and your disclosure on page 12 to make that clear or tell us why you believe the existing statement is accurate.

Response:  We note the Staff’s comments.  We have modified the disclosure to reflect the technology processes by modifying the first sentence on Page 4 to read “Gasification processes, methanation processes for production of synthetic natural gas, catalytic Fisher Tropsch processes, and Integrated Gasification Combined Cycle production processes are proven processes.  We have modified the disclosure on page 14 similarly.

10.
You use the terms “feedstock” and “solid hydrocarbons” interchangeably throughout your disclosure.  Considering the term “feedstock” is not explained until page 16, please briefly disclose that solid hydrocarbons, among other options, is a form of fuel or feedstock that you may utilize in the gasification process in order to produce synthetic gas.

Response:  We note the Staff’s comments.  We have modified the disclosure on page 3 to state that solid hydrocarbons, among other options, is a form of feedstock that we may utilize in the gasification process in order to produce synthetic gas.  In addition, we have noted that thereafter, the terms “solid hydrocarbon(s)”, “feedstock(s)” and “solid hydrocarbon feedstock(s)” are used interchangeably in the remainder of the disclosure.

11.
We note your references here and on pages 11-14 to various beliefs held by you regarding the industry, statistical information, such as your statement that “world gasification capacity has grown to 56,238 megawatt thermal of synthetic gas output” and third party reports, such as those you refer to from the Department of Energy, International Energy Outlook, New York Mercantile Exchange, United States Energy Information Administration, among various others.  Please provide the basis for your beliefs and statistics, including copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus.  Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.  To the extent you are unable to provide support, please delete the qualitative and comparative statement.

Response:  We note the Staff’s comments.  As requested, we have provided the Staff with copies of the reports or studies that support the qualitative and comparative statements contained in the disclosure.  The documents furnished have been marked to identify the statements in the disclosure for which they provide support.

Our Markets. page 4

12.
Clarify here and on page 11 that your intent to produce hydrogen is, like your intent with respect to Fisher Tropsch liquids, a prospective endeavor or revise your disclosure elsewhere to clarify which of your contemplated projects will be producing hydrogen.  In this regard, we note only one mention on page 25 of your intention to produce 6 million SCG per day of hydrogen at the Lima Energy Project, whereas elsewhere you make no mention of this output.

.

Response:  We note the Staff’s comments.  We have modified the disclosure on page 4, 5, 10, 12 and elsewhere throughout as requested to show that our intent to produce hydrogen is a prospective endeavor and is dependent on the development of a suitable market for hydrogen.  On pages 19 and 27 we have also modified the disclosure to indicate that the Lima Energy Project will have the capacity to produce up to six million SCF/D of hydrogen if the market for this hydrogen develops and we make the strategic decision to produce this energy product.

Explanatory Note, page 7.

13.
You indicate here that your Board of Directors determined to “re-register under the Exchange Act of 1934.)  Your reference to “re-register” is unclear considering, as you indicate on the same page, BGST filed a Form 15-12G to voluntarily de-register its common stock and terminate its reporting obligations.  Please simply state that you are registering your common stock under the Exchange Act of 1934 or tell us what the significance is of “re-registering” your common stock.

Response:  We note the Staff’s comments.   We have modified the disclosure on page 7 to indicate that we are registering our common stock under the Exchange Act of 1934.

14.
We note that your website state “the NASDAQ has reserved the symbol USAF for the company when it is listed on that exchange.”  Your registration statement discloses that “[you] can give no assurances that such application will be approved.”  Please bring your website into conformity with the disclosure in your registration statement.

Response:  We note the Staff’s comments.  We are in the process of bringing our website into conformity with the disclosure in the registration statement.  We plan to have this completed before the registration statement becomes effective.

Special note regarding forward-looking statements, page 8

15.
Section 27A(a)(1) of the Securities Act of 1933 and Section 21E(a)(1) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements only applies to statements made by issuers that, at the time the statement is made, are subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act.  Therefore, the Litigation Reform Act’s safe harbor does not apply to statements made in your registration statement.  Please delete any references to the safe harbor.

Response:  We note the Staff’s comments.   We have removed the reference to the safe harbor by deleting the phrase:  “within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995” from our disclosure at page 8.

16.
We note your disclaimer on page 8 of “any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements” contained in your registration statement.  In light of your continuing disclosure obligations upon the effectiveness of this registration statement, please clarify this disclaimer.

Response:  We note the Staff’s comments.   In light of our disclosure obligations upon the effectiveness of this registration statement, we have deleted the noted disclaimer in its entirety from our disclosure at page 8.

Registration Statement, page 8

17.
We note your claim on page 8 of this registration statement that “this registration statement will automatically become effective upon filing.”  Please modify this language to state that the registration statement will automatically become effective 60 days after filing.

 Response:  We note the Staff’s comments.    We have modified the disclosure on page 9to state that the registration statement will automatically become effective 60 days after filing.

Item 1. Business, page 9

18.	In accordance with Item 101(h)(xii) of Regulation S-K, please identify the number of persons employed by USASF.

Response:  We note the Staff’s comments.    We have modified the disclosure on page 10 to indicate that the Company employs 10 people.

Our Company, page 9

19.
We note your indication here that your products will be cost-competitive.  Please explain why your products will be cost-competitive and in relation to what other products or provide a cross-reference to your discussion on page 13.

Response:  We note the Staff’s comments.  We believe our products will be cost competitive because the cost of manufacture will be materially below the current and forecast market prices.  Furthermore, by virtue of our owning a significant quantity of solid hydrocarbon in Wyoming, as discussed in the registration statement or utilizing low cost petroleum coke at the Lima Energy Project, we believe our cost per BOE for our feedstock will be quite favorable compared to the market.  We believe our low cost manufacture together with our low cost feedstock will allow competitive sale pricing. We have modified our disclosure on page 10 to provide a cross-reference to our discussion in the section entitled “Cost advantages” as requested.

20.
Elaborate upon your reference to “Enhanced Oil Recovery” operations to explain what these are and their significance to you.  You briefly mention the “incremental oil revenue economics” associated with EOR on page 14, however please provide additional information.

Response:  We note the Staff’s comments.  As requested by the Staff, on page 10, we have elaborated upon our reference to “Enhanced Oil Recovery” operations to explain what they are and their significance to the Company.  We also have provided some additional information on the Incremental oil revenue economics associated with EOR on page 16, and have pointed out that such economic benefit cannot be assured.  While we intend to sell our CO2 to Cambridge Resources, LLC, we believe that the EOR opportunities in both Ohio and Wyoming may provide significant value to our offtake partner to enable an appropriate return on investment to both parties.  Preliminary modeling (see Item 21 below) indicates that incremental oil production from CO2 based EOR will provide this value, although this cannot be assured.

21.	Please tell us what agreement or arrangement, if any, you have entered into with Carbon Management Technologies, LLC with respect to the carbon capture and storage technology you intend to utilize.

Carbon Management Technologies is a joint venture between Global Energy, Inc. and HTC Purenergy, Inc. of Canada.  At the present time, we have no formalized, signed agreements or arrangements with CMT, other than a CO2 sales agreement between Lima Energy Company and Cambridge Resources LLC (a subsidiary of CMT).  However, we have been conducting significant investigations with CMT on an informal basis regarding detailed modeling of both CO2 storage in the saline aquifer under Lima, Ohio, and enhanced oil recovery options in the oil fields of Ohio.  We point out that we have not modified our disclosure based upon this preceding discussion in Item 21.

22.
You indicate here that successful financing of Gas 1 and CCGT will enable you to “resume field work” on Gas 1 and CCGT and facilitate financing for Gas 2.  Elaborate upon what additional steps are involved in conducting “field work”.  Clarify the amount of financing you will need both prior to and during your field work; please also clearly state whether the amount you reference throughout the registration statement of $497 million is intended to encompass the entire amount necessary to finance the completion of Gas 1 or if that amount will only finance the project up to the point at additional field work.

Response:  We note the Staff’s comments.   We have modified the discussion now on page 12 to add the following:  “The Lima Energy project site is a brownfield site, having hosted heavy industrial activity dating back over 100 years.  Considerable demolition of the existing foundations and infrastructure will entail several months of “field work” and site preparation and grading before main construction actives can begin.  While some construction has been completed to date, our intention is to obtain the balance of financing ($497 million) before proceeding with either the preliminary field work or full construction.  Although we do not intend to commence this initial field work at this time without receipt of the full financing for Gas 1 of $497 million, some of this initial field work could be initiated with smaller, incremental funding prior to closure of the main project funding.”

We have also modified the disclosure appropriately to show throughout that “Over the next four years, we expect to need $497.0 million for full construction of Gas 1, $1.02 billion for full construction of Gas 2, $627.3 million for full construction of CCGT, and $2.3 billion for full construction of the Cleantech Energy Project.”

23.	Here and on page 20, where you refer to your “longer term projects”, please clarify, if true, that you have no such projects underway at this time or revise to discuss them.

Response:  We note the Staff’s comments.   We have modified the disclosure on pages 12 and 19 to clarify that with respect to longer term projects, we have project concepts but none which are not currently under development at this time.

Gasification, SNG, Fisher Tropsch liquids and IGCC Production Technologies, page 12.

24.
Explain why and what you mean when you state that the technologies you intent to utilize are “proven” and “well-established”.  Considering you provide examples of only 2 IGCC production plants and one gasification facility operating in the United States, the use of these terms seems inappropriate.

Response:  We note the Staff’s comments.   Please see the attached spreadsheets which show there are 18 IGCC facilities in operation world-wide, 29 gasification facilities in operation in the United States, approximately 10 gasification derived SNG plants in operation world-wide, and at least 4 operational and 3 developmental stage gasification based FT Liquid facilities world-wide, including the very large Sasol facilities in South Africa.  These spreadsheets were from data available on either the Zeus Virtual Energy Library or the Gasification Technologies Council gasification database.  We trust this is sufficient background information to show that the technologies we intend to utilize are both “proven” and “well-established.”  Accordingly, we have not modified the disclosure in this regard on page 14.

The Gasification Process, page 15

25.
Please revise your disclosure to clarify which type of gasifier you intend to use at your proposed projects.  You state that you intend to use “slagging gasification technologies” at the bottom of page 15, however, it’s unclear if “slagging gasification technologies” are the same as fixed bed gasifiers or entrained flow gasifiers or both.  In this regard, we note that at the top of page 16, under “Feedstock”, you state that you intend to use both types of gasifiers while on page 23 you state that you intend to use the entrained flow gasifier at the Lima Energy Project and a “dry-feed” gasification technology, which you have yet to discuss, at the Cleantech Energy Project.  Please clarify your disclosures.

Response:  We note the Staff’s comments.   We have modified the disclosure at page 17 to clarify that gasifiers may also be called slagging gasifiers because they operate at a temperature high enough to melt the mineral components of the feedstock into a synthetic aggregate (also called vitreous frit).  Further, we have modified the disclosure to clarify that both fixed bed gasifiers and entrained flow gasifiers may be referred to generically as slagging gasifiers.  We have also modified the disclosure at page 17 and again at page 25 to clarify that we will use E-Gas™ technology which is an entrained flow gasification system using water as the entraining medium at the Lima Energy Project and plan to use an entrained flow gasification technology which uses a gas (i.e., a dry feed pneumatic system) as the entraining medium at the Cleantech Energy Project.

26.	Clarify, if true, that synthetic aggregate is the same as the vitrified frit or glass-like material that you refer to in the previous sentence.

Response:  We note the Staff’s comments.   We have modified the disclosure at page 17 to clarify that synthetic aggregate is the same as vitrified frit and is a glass-like material.

Feedstock, page 16

27.
We note your indication here that you will build plants which will use technology appropriate to the type of feedstock expected to be available to you in the long term at a  particular location.  And yet in the following sentence you state that you will be able to “efficiently switch among different types of feedstock as necessary.”  Please revise to clarify as these statements seem inconsistent.

Response:  We note the Staff’s comments.   We have modified the disclosure on page 17 to indicate that we will be able to efficiently switch among different types of feedstocks which can be appropriately sized for that gasifier type, as appropriate.

Feedstock handling and storage, page 16

28.	Explain how you intend to manage the feedstock handling process at both the Lima and Cleantech Energy Projects.

Response:  We note the Staff’s comments.   We have modified the disclosure on page 18 to explain how we intend to manage the feedstock handling process at both the Lima and Cleantech Energy Projects.

Gas clean-up, page 16

29.	Please explain what the New Source Performance Standard is and how it is applicable to you.

Response:  We note the Staff’s comments.    We have modified the disclosure on page 18 to explain what the New Source Performance Standard is and how it is applicable to our projects.

30.
Your statement here and on page 37 that “CO2 is not presently regulated by the United States government” seems inconsistent with your statements on page 29 where you discuss the environmental regulations that are applicable to you.  Please revise or advise.

Response:  We note the Staff’s comments.    We have modified our disclosure on page 33 to indicate that, except for the monitoring and reporting requirement of EPA’s recent rule, the United States government does not currently regulate CO2.   We believe the disclosures at pages 19, 33, and 40 are consistent with the fact that the US government does not regulate this material, that it is likely that such regulation is currently pending in various forms or could be introduced in the future, and that if these regulations are finalized, such regulation could have a material impact on our facilities dependent on the successful implementation of our CCS plans in conjunction with Cambridge Resources (and CMT).

Conversion process and products, page 17

31.
In the context of your discussion of the products generated from the gasification process, and elsewhere in your registration statement, please discuss which products you intend to produce and explain why or direct readers to your explanation under “Expand our commercial product offerings over time…”

Response:  We note the Staff’s comments.    We have modified the discussion at pages 19 and 23 to discuss which products we intend to produce immediately and which products we are contemplating in the future.  With additional changes already discussed above, we believe this addresses the Staff’s concerns.

Our Business Strategy, page 19

Competitive Strengths, page 21

32.
Throughout your registration statement you refer to your operating experience as one of your competitive strengths.  In doing so, please make it clear that you are referring to your parent company’s operating experience, as opposed to yours, considering you have been in existence for less than a year.  Please also tell us why it is appropriate for you to disclose this as a competitive strength when, on page 36, you also disclose it as a risk where you state that you have “a limited history of operations.”

Response:  We note the Staff’s comments.    We have modified the disclosure throughout to refer to the knowledge, expertise, and operational experience of our management and technical team.  We believe the collective experience of our team is significantly more than other companies, especially when considering the length of tenure of key individuals.  The experience ranges from project development, operation of various gasification technologies and plants, and technical expertise directly related to a wide variety of gasification technologies.  We believe this is appropriate as the Company’s management and technical staffs do indeed have and retain knowledge, expertise, and operational experience due to their work in the area under Global Energy, Inc and other firms.  We have generally, although not universally, removed the term ownership, as it was Global Energy that owned the facilities in question.  With respect to the risk factor, now on page 40, we do feel this is appropriate.  Once again, the risk factors were developed with the stringent requirements of a Form S-1 in mind, and hence are very strongly worded.  The Company does in fact have a “limited history of operations”, however the knowledge base, the expertise and the operational experience developed and retained by its combined management and technical team is a distinct competitive strength in our opinion.

33.
Also, please explain whether GEI and its management and technical staff will continue to pursue gasification and other related projects on their own that might compete with you and, if so, why they determined to form you as a separate entity in the first place.  As a related matter, please explain why they determined to retain a 50% interest in the Gas 1 Lima Energy Project.

Response:  We note the Staff’s comments.    USA Synthetic Fuel Corporation was formed to develop and implement gasification and other BTU Conversion projects in the United States.  We believe that neither GEI nor its management and technical staff will continue to pursue gasification and related projects on their own in the United States which would compete with USA Synthetic Fuel Corporation.  While we do not have any “non-compete” form of agreement between USA Synthetic Fuel and Global Energy, we fully believe that GEI will not attempt any competing gasification or related projects in the US.  As we believe this was a clarification type question from the SEC Staff, we have not amended our disclosure in any way as a result of this question.

Global Energy, Inc. retained a 50% stake in Lima simply as an equity stake in the project.

34.
As a related matter, we note that the Westfield and Wabash plants, which you do not own, are presented on your website with equal prominence to the Lima Energy Project.  We further note that all three are listed under a single heading titled “Operations.”  Please modify your website to clearly separate the projects you own from the projects in which your management has participated at other companies.

Response:  We note the Staff’s comments.  We recognize that the discussion on our website of the Westfield and Wabash plants requires changes to bring the website into conformity with the disclosure and to separate the project we own from the project in which management has participated at other companies.  We are in the process of bringing our website into conformity with the disclosure in the registration statement.  We plan to have this completed before the registration statement becomes effective.

Project Descriptions, page 24

35.	Please file the agreement GEI has with Oxbow Carbon & Minerals LLC as an exhibit to your registration statement.

Response:  We note the Staff’s comments.  As requested, we will file the agreement GEI has with Oxbow Carbon & Minerals LLC as Exhibit 10.11 to our registration statement.  We elected not to do that in the first submittal as it was not viewed as a material contract for USA Synthetic Fuel Corporation.

36.
Please revise to provide additional disclosure regarding the exact status of construction of the Gas 1 gasifier and clarify whether you need 1) additional financing before you can proceed, 2) for the purchase of the land from the City of Lima to be finalized, 3) for the permit modification to be received from OEPA, or all of the above.  In this regard, we note your disclosure on page 35 that GEC has guaranteed that commercial operation will occur by the “guaranteed commercial completion date,” however, you have not disclosed what that date is.

Response:  We note the Staff’s comments.  As requested, we have provided additional disclosure on page 27 regarding the exact status of construction of the Gas 1 project by the addition of a section entitled “Current status of Gas 1.”  We have also added therein clarification of the necessity for additional financing for the interim steps prior to full construction.  We have also clarified on page 39 that due to the delay in completing financing for this project, the commercial operation date will be reestablished with GEC when it is released to proceed with field work and construction.

37.	Please explain when and how you will make the decision to elect to implement CCGT or Phase 3 earlier than planned.

Response:  We note the Staff’s comments.  Market conditions for electric power sales have caused us to make the strategic decision to initiate the CCGT phase as soon as financing for that phase is complete.  We have revised the disclosure to indicate this fact more clearly.

38.	Explain what the ramifications are, if any, if you are not able to capture any post-combustion CO2 at the Lima Energy Project.

Response:  We note the Staff’s comments.   As indicated above, currently the US Government does not regulate CO2 emissions other than the recent requirement by EPA that companies monitor and report their emissions of greenhouse gases (including CO2).    In the absence of any governmental regulation of CO2 emissions, there would of course be no ramification if we are not able to capture any post-combustion CO2 at the Lima Energy Project.  Post combustion capture for the CCGT would be subject to any new regulations that, as yet, have not even been proposed by the USEPA.  The following discussion is speculation only.  Initially, with regard to power generation, regulation may require an emissions profile which is no worse than that offered by a natural gas combined cycle power plant.  As the CCGT would be powered on natural gas or SNG (which would meet the pipeline specification for natural gas) it would already have the same emissions profile as the natural gas combined cycle power plant and would not be affected by such initial regulation.  More stringent regulations for deeper reductions in CO2 emissions, if enacted are likely to take more time for introduction and implementation, affording the Company and others significant time to implement the requirements.  Technology for the post-combustion CO2 capture is in the very early developmental stage and would have to be significantly matured to handle this type of regulatory mandate.  This would be a likely prerequisite to the introduction of additional regulations.  Also, the regulations would be applicable to all other power generation.  As such, we would not experience any additional ramifications that would not also affect others.  As this is entirely speculative in nature, we have not modified the disclosure on this topic.

39.
Where you discuss the “Projected cost” of the Lima Energy Project, explain what the balance of the $497 million will be used for, if $231.5 million, plus a $25 million reserve, will be allocated to the main EPC contractor services.  In this regard, disclose the costs of the 1) license agreement you have entered into with ConocoPhillips, 2) the fuel management and supply agreement you have entered into with Oxbow Carbon and Minerals and 3) the pre-combustion CO2 management and EOR solutions agreement you have entered into with CMT and whether any of these costs have been included in the $497 million you disclose.

Response:  We note the Staff’s comments.   We have modified the disclosure at page 30 to clarify that the $231.5 million plus $25 million ($256.5 total) is allocated to the main EPC contractor services.  We have also modified the disclosure to state that the balance is comprised of owner costs, which include: (i) $16 million license fee with ConocoPhillips; (ii) $100 million fuel reserve equity contribution; (iii) and $124.5 million in other owner costs such as land purchase, interest during construction, staffing and training, interconnections for natural gas and power, NG pipeline installation, operator recruiting and training, certain expenses related to commissioning and start up, legal fees, finance fees and contingency.  Pre-combustion capture of CO2 is inherent in the process to make on-specification SNG and is therefore included in the EPC line item..  It should be noted that the Oxbow agreement is an O&M expense and not part of project capital cost.  The value of the agreement will be related to feedstock cost and includes incentives for low cost feedstock.  CMT will manage the EOR opportunities and Lima Energy will transfer the CO2 at the fence, and the project has no cost downstream.  Also, the CMT agreement will be reflected as revenue to Lima Energy and is not a project cost.

40.
Where you discuss the “Financing” of the Lima Energy Project, please update to advise readers of the status of your efforts to obtain financing with a view to disclosing whether you will be able to meet the deadline of September 30, 2010 contained in the SNG purchase and sale agreement you entered into with P&G and, if not, what the ramifications are of not meeting the deadline.  Please also discuss your intent to seek financing of $400 million through the private placement of bonds issued by OAQDA, which you mention on page 46.

Response:  We note the Staff’s comments.   We have modified the disclosure on pages 26 and 49 to indicate we continue the project development process toward full financing.  Early in this development process we executed the long-term SNG sales agreement with Procter & Gamble for approximately half the SNG production from Gas 1.  P&G has viewed the contract with Lima Energy Company in a very positive way owing to the very favorable terms and value of this agreement for them.  As a result, P&G has agreed to periodic amendments, for a total of ten (10) such amendments to date, that advance the project finance commercial operation milestone dates.  As the ninth amendment expired on September 30 of this year, we have executed the tenth amendment, which extends the milestone dates by approximately one year.  P&G remains committed to this project as evidenced by their execution of this tenth amendment to the SNG purchase and sale agreement.

We have also modified the disclosure regarding the placement of $400 million in OAQDA bond as requested.

Cleantech Energy Project, page 29

41.
Here and throughout your registration statement where you describe the Cleantech Energy Project, you state that you have acquired solid hydrocarbons from Interfuel E&P Ltd. and that this asset “is supported by an equivalent energy asset located adjacent to the Cleantech Energy Project”. Your reference to “supported” is unclear and the significance of an adjacent “equivalent asset” is also unclear considering you do not explain what the equivalent asset is or whether you own or have access to it.  Please also disclose the content of the solid hydrocarbon asset you acquired with a view to understanding the nature of the feedstock you have in your possession.

Response:  We note the Staff’s comments.  The solid hydrocarbon energy asset consists of over 700 million gross tons and over 400 million net tons of PRB coal.  The 1.02 billion BOE described in this registration statement equals the energy content of the net tons of PRB referred to here.  We have acquired the energy asset from Interfuel E&P as described elsewhere in the statement, at terms favorable to us.  We have modified the disclosure at page 31 and elsewhere to more clearly reflect the nature of the asset as well as our ownership of it.

Additional here

42.
Explain what you mean when you refer to a “GGU” facility.  Please also revise to provide additional details regarding the status of this project.  For example, explain whether you have procured the land for this project, as your disclosure appears to exclusively discuss your procurement of the feedstock for the project, as well as the “adjacent asset”, but gives little indication as to the status of this project and your expected timetables for completion of each step of the project.

Response:  We note the Staff’s comments.  The terms “Global Gas Unit” and its abbreviation “GGU” were labels GEI had applied to their larger projects, and were supposed to have been edited and changed to “Cleantech Energy Project”.  We apologize for missing these instances and have modified the disclosure accordingly.    We have also revised the disclosure to provide additional details regarding the status of this project as requested.

43.
Here and on page 20, please explain why future delivery of the solid hydrocarbon asset is uncertain, considering you state that construction “will depend, upon future delivery of the solid hydrocarbon energy asset.”  It is unclear why delivery is uncertain if you already own the asset and why similar delivery concerns have not been disclosed in connection with the Lima Energy Project.

Response:  We note the Staff’s comments.  We have revised the disclosure at page 32 and 22 to clarify our position relative to problems in obtaining the solid hydrocarbon feedstock at our Cleantech Energy Project facility.  Specifically, while we own the energy asset, actually producing it will require permits to be issued by the State of Wyoming, receipt of which permits cannot be assured.

Regulation and Environmental Matters, page 29

44.
Please ensure that you have clearly disclosed how the various regulations you discuss here are applicable to you, if at all.  As an example only, you discuss the Clean Air Interstate Rule, however, you do not discuss its applicability, if any, to your proposed operations.  See Item 101(b)(4)(ix) of Regulation S-K.

Response:  We note the Staff’s comments.  We have modified the disclosure to indicate how the various regulations listed are applicable to us.  To the best of our knowledge, we have listed all the regulations which have which have applicability to our proposed operations.

45.	Please also confirm that you have disclosed any regulations that may be applicable to you as enforced by the state of Wyoming, considering you plan to operate these as well as in Ohio.

Response:  We note the Staff’s comments.  We confirm that, to the best of our knowledge, we have disclosed any regulations that may be applicable to our propose operations by the state of Wyoming as well as Ohio.  These have been discussed within the section entitled “Regulation and Environmental Matters.”

Technology and Intellectual Property, page 32

46.
Your indication that you do not depend upon any particular technology or license to operate your business seems inaccurate considering you state in this section how you have entered into licensing agreements with certain third parties in order to utilize their technologies in your business.  Please revise or advise.

Response:  We note the Staff’s comments.  We believe the statement that, “[w]e do not depend upon any particular technology or license to operate our business and currently have no patents” is true and accurate, even though we have entered into licensing agreements with certain third parties in order to utilize their technologies in our business.  For example, even though we have a license with ConocoPhillips to use the E-Gas™ gasification technology at our Lima Energy Project, there are other gasification technologies which we could use at Lima in the event the E-Gas™ technology is unavailable to us or if we had not been able to enter into a license agreement with ConocoPhillips. Similarly, there are multiple technologies we could use for other main technology units within our planned projects such as air separation units, acid gas (sulfur) removal systems, elemental sulfur production units, particulate filtration technologies, methanation units, and Fischer-Tropsch or other technologies for transportation fuels.  Therefore, with multiple technology options from which to choose for the various technology units, we are not dependent upon any one particular technology or license to operate our business.  Once we have obtained a license for a particular technology unit, designed the process with that technology in place, built and operate the plant, we will continue to use that unit. However, even then in the event of a major problem, there are other options available to us.  Therefore, we have not revised our disclosure in this regard.

47.	Please also explain the “Global Energy SystemTM “technology” you plan to utilize, according to your website.

Response:  We note the Staff’s comments.  The term “Global Energy System™ technology” was a term that was related to Global Energy and is not relevant to USASF.  We have removed references to it from the disclosure and will remove it from the website prior to the registration statement becoming effective.

Item 1A Risk Factors, page 33

48.
On page 36 under “Our projects use specialized technology and equipment…” you state that you “have not completed (or, in certain cases, significantly begun) the design and engineering work for the projects currently in development.  Please revise your disclosure under “Project Descriptions” to make it clear which of your projects requires additional design and engineering work and who will perform these tasks.

Response:  We note the Staff’s comments.  We have modified the disclosure to more specifically discuss each project with respect to the design and engineering work which remains to be completed.  We have revised the disclosure on page 28 to indicate additional design and engineering work required for the Lima Energy Project (particularly Gas 1) and who will perform such work.  We also have revised the disclosure on Page 32 to provide similar, additional information for the Cleantech Energy Project.

Item 2.  Financial Information, page 42

49.
We note your disclosure on page 44 of your registration statement, that as of March 31, 2010, you had a deficit in stockholder’s equity of $233,351.  We further note your disclosure on page F-32 of your registration statement, that as of March 31, 2010, you had a “deficit accumulate during the development state” of $667,059.  Please reconcile these disclosures.

Response:  We note the Staff’s comments.  The First Quarter 2010 Stockholders’ Deficit of $233,351 represented the total of the stock accounts, additional paid-in capital, and deficit accumulated during the development stage. While it was correct that the deficit accumulated during the development stage was $667,059 as previously shown on page F-32, when combined with common stock of $7500 and additional paid-in capital of $426,208, the total stockholder’s deficit was $233,351.  Therefore, we believe the First Quarter 2010 entries were correct as stated.  These have been superseded by the Second Quarter 2010 entries now included in the registration statement.

50.
Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X.  Please make consistent revisions to your Management’s Discussion and Analysis as well.

Response:  We note the Staff’s comments.  We have updated the financial statements and related financial information to incorporate second quarter 2010 financial date in accordance with the requirements set forth in Rule 8-08 of Regulation S-X.  We have also made revisions consistent with the updated financial statements and related financial information to the Management’s Discussion and Analysis section as well.  Please see “Item 2. Financial Information” and “Item 15, Financial Statements and Exhibits” for this updated financial information.

Future Capital Requirements, page 46

51.	Please revise to elaborate upon your “capital contribution deadlines”.

Response:  We note the Staff’s comments.   We have modified the disclosure to read “project capital requirements” rather than “capital contribution deadlines”.  We apologize for the confusion resulting from this wording error.

52.	Please also revise to quantify the amount of additional capital you will require to fund your operations for the next 12 months, outside of the project costs you disclose below.

Response:  We note the Staff’s comments.   We have modified the disclosure at page 49 to elaborate on the additional amount of capital we will require to fund our operations for the next 12 months, outside of the project capital requirements disclosed already.

53.
Elaborate upon the status and terms of the $400 million in bonds to be issued by OAQDA in a private placement, with a view to disclosing whether you will be able to meet the deadline of September 30, 2010 contained in the SNG purchase and sale agreement you entered into with P&G and, if not, what the ramifications are of not meeting that deadline.

Response:  We note the Staff’s comments.   We have modified the disclosure on page 49 and elsewhere to indicate we continue the project development process toward ultimate financing.  Early in this development process we executed the long-term SNG sales agreement with Procter & Gamble for approximately half the SNG production from Gas 1.  P&G has viewed the contract with Lima Energy Company in a very positive way owing to the very favorable terms and value of this agreement for them.  As a result, P&G has agreed to periodic amendments, for a total of ten (10) such amendments to date, that advance the project finance commercial operation milestone dates.  As the ninth amendment expired on September 30 of this year, we have executed the tenth amendment, which extends the milestone dates by approximately one year.  P&G remains committed to this project as evidenced by their execution of this tenth amendment to the SNG purchase and sale agreement.

We have also modified the disclosure regarding the placement of $400 million in OAQDA bond as requested.

54.
Here and elsewhere, where you discuss your intent to seek additional equity for purposes of financing your projects, please revise to acknowledge the obligation you have to issue additional shares to certain shareholders pursuant to the terms of the Exchange Agreement, which you discuss on page F-11.

Response:  We note the Staff’s comments.   The obligation to issue additional shares to certain shareholders pursuant to the terms of the Exchange Agreement, as discussed on Page F-11, was terminated as of the effective date of the registration statement, September 27, 2010, as confirmed by a letter from Pegasus Funds, LLC to USA Synthetic Fuel Corporation, dated July 21, 2010, as described in a Subsequent events disclosure on page F-38.   This confirming letter has been included as an Exhibit to the modified disclosure as Exhibit 2.2.  We have, therefore, only modified the disclosure to show that this obligation is no longer in effect.

Item 3, Properties, page 48

55.
We note your disclosure on page 49 of the registration statement of an agreement executed by Lima Energy and the City of Lima on June 9, 2008.  We further note that although this agreement has expired, a new agreement has been drafted for signature.  If material, please include the new agreement as an exhibit to your registration statement.

Response:  We note the Staff’s comments.   Since the new Real Estate Acquisition and Development Agreement is only in the draft stage and subject to change, we believed that it did not rise to the level of a material contract and, hence, we did not include it as an exhibit to the registration statement.  We have modified the disclosure to indicate that the agreement is attached as Exhibit 10.12, but that it is subject to change prior to its being fully executed.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 49

56.
Please disclose the actual date applicable to the table disclosing security ownership of certain beneficial owners and management.  Please also disclose the total number of shares of common stock outstanding as of the same date.

Response:  We note the Staff’s comments.  We have modified the disclosure to disclose the actual date applicable to the table disclosing security ownership of certain beneficial owners and management and to indicate the total number of shares of common stock outstanding as of that date.  This date, by necessity, will be the date that the amendment to the Form 10 is submitted.

57.	Please explain Mr. Grave’s relationship to the Belcaro Group.

Response:  We note the Staff’s comments.  The Belcaro Group is a shareholder of the Company and owns 3,000,000 shares of common stock.  Mr. Graves is a partner in The Belcaro Group, holding a 40% share.  We have modified the disclosure in Item 4 on page 52 to indicate these facts.

Item 5.  Directors and Executive Officers, page 50

58.
Please clarify whether you intend for Mr. Graves to continue to serve as Chairman of the Board, considering your discussion of his biographical information indicates that he “served as Chairman until July 2010.

Response:  We note the Staff’s comments.  We apologize for the typographical error in Mr. Graves’ biographical information.  We have modified the disclosure on page 53 to indicate that Mr. Graves continues to serve as Chairman of the Board.

59.	Please extend the disclosure of director or executive involvement in certain legal matters on page 52 from five years to ten years in accordance with Item 401 (f) of Regulation S-K.

Response:  We note the Staff’s comments.  As directed, we have modified the registration statement to extend the disclosure of director or executive involvement in certain legal matters on page 54 from five years to ten years in accordance with Item 401 (f) of Regulation S-K.

Item 6.  Executive and Director Compensation, page 54

Compensation Discussion and Analysis, page 54

60.
We note your indication that your named executive officers are currently serving the Company pursuant to “informal engagement arrangements”.  Please revise to briefly summarize the terms of those engagements pursuant to Item 402(o) of Regulation S-K.

Response:  We note the Staff’s comments.  The annual salary of our principal executive officer is $277,000, which was based on a review of the compensation offered to other executive officer candidates as well as with his input. Our principal financial officer’s annual salary is $200,000.

Summary Compensation Table, page 55

61.
We note the footnote disclosure to the table indicating the annualized salary of each of your named executive officers.  Please revise the footnotes to clarify that these compensation arrangements did not take effect until after December 31, 2009 or revise the table to include those amounts.

Response:  We note the Staff’s comments.  We have revised the footnotes to the Summary Compensation Table on page 58 to clarify that these compensation arrangements for our named executive officers did not take effect until after December 31, 2009.

Director Compensation Table, page 55

62.	We note your disclosure of director compensation on page 55 of your registration statement. Please provide this information in a tabular format in accordance with Item 401® of Regulation S-K.

Response:  We note the Staff’s comments.  We have provided the information on Director Compensation in tabular format on page 58 in accordance with Item 401(r) of Regulation S-K as requested.

Item 7.  Certain Relationships and Related transactions . . . page 56

63.
We note your indication that you have no related party transactions, however it appears that you should provide disclosure regarding the agreement you entered into with your parent to acquire Lima Energy Company.  Please revise or tell us why you believe disclosure is not appropriate.

Response:  We note the Staff’s comments.  We have revised the disclosure to include the related party transaction with Global Energy, Inc. to acquire Lima Energy Company.  We note that this transaction was identified as a related party transaction on page F-37 but, inadvertently, that disclosure was not brought forward to the discussion in Item 7.

Item 10.  Recent Sales of Unregistered Securities, page 57

64.
We note your indication that the 3 year period of disclosure is tied to the end of the fiscal year.  In fact, Item 701 of Regulation S-K requires disclosure for the past 3 years, without regard to the fiscal year end.  We note the additional issuances of securities you have made as disclosed on page F-13.

Response:  We note the Staff’s comments.  We have modified the registration statement in line with the requirements of Item 701 of Regulation S-K for disclosure for the past 3 years, without regard to the fiscal year end.  We have, therefore, included the additional issuances of securities since the end of the fiscal year as required.

65.
We note your disclosure of the issuance of two “Series A Super Voting Preferred” shares to Pegasus Funds LLC “in connection with services and a cash contribution” made by Pegasus Funds LLC.  In accordance with Item 701(c) of Regulation S-K, please disclose the aggregate amount of services and cash given as well as the nature of the services given as consideration for the shares.  Additionally, in accordance with Item 701(f) of Regulation S-K, please disclose the use of the cash contributed.

Response:  We note the Staff’s comments.  As requested, we have amended the disclosure at Item 10, page 60, to reflect the aggregate amount of services and cash given, the nature of the services given as consideration for the shares, and the use of the cash contributed.

Exhibit Index

66.
A review of the exhibits you have filed indicated that you plan to seek confidential treatment of certain of the terms contained in some of your exhibits, however, we have not received any application for confidential treatment from you.  Please file an application for confidential treatment, pursuant to Exchange Act Rule 24b-2.  Please also revise your exhibit index to identify those exhibits from which portions have been omitted pursuant to a request for confidential treatment.  See Staff Legal Bulletin No. 1, Section II.D.5 (February 28, 1997).

Response:  We note the Staff’s comments.  We have elected not to seek confidential treatment for any of the exhibits currently filed with the registration statement.  Therefore, Exhibits 10.1 and 10.7 will be re-filed with the modified disclosure with the redacted information re-inserted.

Report of Independent Registered Accounting Firm, page F-2

67.
Please obtain and file a revised audit report that indicates that the audit was conducted in accordance with the “standards,” rather than the “auditing standards” of the Public Company Accounting Oversight Board (PCAOB).  Your auditor may not modify this language.  See Commission Release 34-49717 dated May 14, 2004 and PCAOB Release 2003-025 (particularly Section B.2) issued December 17, 2003 for guidance.

Response:  We note the Staff’s comments.  As requested, we have obtained, and will file in conjunction with modified disclosure, a revised audit report that indicates that the audit was conducted in accordance with the “standards,” rather than the “auditing standards” of the Public Company Accounting Oversight Board.

Note 7-Subsequent Events page F-12

68.
We note that you issued warrants to a consulting firm.  Please tell us and disclose how you account for equity instruments issued to other than employees.  In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense.  Please demonstrate how your accounting policies are in accordance with FASB ASC 505-50.  In regards to the warrants, please tell us how you determined it was appropriate to immediately expense rather than recognize them over the six month contract period.

Response:  We note the Staff’s comments.  We have modified the disclosure to indicate how the Company accounts for equity instruments issued to employees and non-employees, in accordance with FASB ASC 505-50.  With regard to the warrants issued to a consulting firm, as discussed in “Item 10. Recent Sales of Unregistered Securities,” these stock warrants were cancelled as of July 22, 2010 retroactive to February 23, 2010, the date of issue.  None were exercised, and their cancellation renders them moot at this point.  However, we do recognize the Staff’s point that these should have been recognized over the six month contract period rather than being expensed immediately.

Accounting for Stock-Based Compensation

The Company adopted the provisions of SFAS No. 123(R) (SFAS 123(R)), Share-Based Payment (FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees and ASC Topic 718, Stock Compensation ), using the modified prospective approach and now accounts for share-based compensation applying the fair value method for expensing stock options. Accordingly, adoption of SFAS 123(R)'s (ASC Topic 505-50 and ASC Topic 718) fair value method results in recording compensation costs under the Company's stock based compensation plans. We determine the fair value of our stock option awards at the date of grant using the Black-Scholes option pricing model. We have adopted the guidance of FASB ASC 718-10-S99-1 for purposes of determining the expected term for stock options. Due to the limited historical data to rely upon, we use the "simplified" method in developing an estimate of expected term for stock options by the FASB guidance prescribed above. Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating future volatility of our stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect fair value estimates. We do not believe there is a reasonable likelihood that there will be a material change in future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material.

We account for equity instruments issued for services and goods to non-employees under "FASB ASC 505-50-1" Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and "FASB ASC 505-50-25" Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees. Generally, the equity instruments issued for services and goods are shares of our common stock or warrants to purchase shares of our common stock. These shares or warrants generally are fully-vested, nonforfeitable and exercisable at the date of grant and require no future performance commitment by the recipient. We expense the fair market value of these securities over the period in which the related services are received.

69.
We note that you have classified accrued salaries payable in common stock as liabilities at March 31, 2010.  Considering the salaries contractually will not be paid in cash, please tell us why you believe your obligations to pay employees in shares should be classified as liabilities.  If you believe your prior presentation was incorrect, please revise your financial statements accordingly.  Please also tell us how you determined the $66,784 amount due.  In doing so, specify of the consideration under these employment agreements is based on a fixed number of shares or on a variable number of shares that total a fixed dollar amount.

Response:  We note the Staff’s comments.  We have listed the obligations to pay employees in shares as Common Stock Issuance Liability because the stock has not yet been issued to the employees.  The $66,784 amount due is the actual dollar amount of compensation due in stock as opposed to cash as of 3/31/10.  The consideration will convert to equity at a price that was fixed at the time of the employees’ respective commencement of employment.

Any comments or questions regarding the foregoing should be directed to the undersigned at (513) 762-7870.  Thank you very much for your assistance with this matter.

Very truly yours,

/s/ Dr. Steven C. Vick
Dr Steven C. Vick
President and Chief Executive Officer
USA Synthetic Fuel Corporation

October 21, 2010

United States
Securities and Exchange Commission
100 F Street, N.E,
Washington, D.C. 20549

RE:	USA Synthetic Fuel Corporation
Form 10-12G
Initial Filing July 29, 2010
File No. 000-54044
STATEMENT REGARDING ADEQUACY AND
ACCURACY OF DISCLOSURE IN FILINGS

As Chairman of the Board of USA Synthetic Fuel Corporation (the "Company"), I hereby confirm and acknowledge the following statement on behalf of the Company:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

USA SYNTHETIC FUEL CORPORATION.

By:	/s/ H.H. Graves
Name:	Harry H. Graves
Title:	Chairman of the Board